SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            BRIDGEPORT MACHINES, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   108228-10-7
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                                 (CUSIP Number)

                            Robert A. Trevisani, Esq.
                               Gadsby & Hannah LLP
                               225 Franklin Street
                         Boston, MA 02110 (617) 345-7000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 11, 1997
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

      Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)   Names of Reporting Persons.  S.S. or I.R.S.  Identification  Nos. of Above
      Persons

      HIGH TECHNOLOGY HOLDING CORP.
      I.R.S. Identification Number: 06-1272462

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(2)   Check the Appropriate Box if a Member          (a) / /
      of a Group*                                    (b) / /
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(3)   SEC Use Only
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(4)   Source of Funds*

      BK
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(5) Check if Disclosure of Legal  Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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(6)   Citizenship or Place of Organization

         DELAWARE
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Number of Shares                              (7) Sole Voting Power
 Beneficially Owned                               288,100
 by Each Reporting
 Person With                                  (8) Shared Voting Power
                                                  -0-

                                              (9) Sole Dispositive Power
                                                  288,100

                                             (10) Shared Dispositive Power
                                                  -0-
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      288,100
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         5.1%
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(14) Type of Reporting Person*

         CO
--------------------------------------------------------------------------------







--------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

      DR. MILTON B. HOLLANDER
      Social Security Number:

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(2)   Check the Appropriate Box if a Member          (a) / /
      of a Group*                                    (b) / /
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(3)   SEC Use Only
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(4)   Source of Funds*

      Not Applicable
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares                               (7) Sole Voting Power
 Beneficially Owned                                288,100
 by Each Reporting
 Person With                                   (8) Shared Voting Power
                                                   -0-

                                              (10) Sole Dispositive Power
                                                   288,100

                                              (10) Shared Dispositive Power
                                                   -0-
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      288,100
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         5.1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Shares"), of Bridgeport Machines, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 500 Lindley Street, Bridgeport, Connecticut 06606.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by High Technology Holding Corp. ("HTH"), a Delaware corporation, the principal business of which is a holding company and by Dr. Milton B. Hollander ("Hollander"), the owner of 100% of the issued and outstanding capital stock of HTH. The principal business address of HTH is 2229 South Yale Street, Santa Ana, California 92704-4426. Neither HTH, nor, to the best of the knowledge of HTH or Hollander, any director or executive officer of HTH, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Pursuant to Instruction C to Schedule 13D of the Act, the name, address and present occupation of each director, executive officer and controlling person of HTH are set forth in Schedule 1 hereto. All persons listed therein are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used by HTH in making the purchase was from a general line of credit. The aggregate amount of funds used in making the purchase including brokerage commissions and other costs through the close of business on November 11, 1997 was approximately $3,097,000.


ITEM 4.  PURPOSE OF THE TRANSACTION

         HTH acquired and continues to hold the Shares of the Company for investment purposes. Depending on market conditions and other factors that HTH may deem material to its investment decision, HTH may purchase additional Shares by means of open market purchases, private transactions, tender offers, mergers or other business transactions. Depending on these same factors, HTH may sell all or a portion of the Shares that it now owns or hereafter acquires on the open market or in private transactions. HTH has not made any definitive plans or proposals that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but HTH reserves the right to develop and execute any such plan or proposal.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Hollander, through HTH, beneficially owns 288,100 shares of Common Stock of the Company. According to the Company's Quarterly Report on Form 10Q for the quarterly period ended September 27, 1997, on September 27, 1997 there were 5,679,361 shares of Common Stock outstanding. Based upon that number, the ownership of HTH constitutes approximately 5.1% of the Company's issued and outstanding Common Stock. Except as set forth herein, to the best of HTH's or Hollander's knowledge, no person named in Schedule 1 except for Hollander beneficially owns any shares of Common Stock of the Company.








         (b) Hollander has the sole power to vote or direct the vote, and to dispose of or to direct the disposition of 288,100 shares of Common Stock of the Company.


         (c) During the last 60 days, HTH made the following purchases of shares of Common Stock of the Company:


              DATE ACQUIRED           # OF SHARES              COST/SHARE
              -------------           -----------              ----------

               09/11/97                  7,000                  $11.000
               09/26/97                 17,000                   10.750
               09/29/97                  5,000                   10.750
               09/29/97                 13,000                   10.875
               09/30/97                  2,500                   10.750
               10/02/97                  7,500                   10.750
               10/06/97                 10,000                   10.750
               10/07/97                  5,000                   10.750
               10/09/97                  5,000                   10.625
               10/09/97                  3,500                   10.750
               10/10/97                  2,500                   10.750
               10/13/97                  2,500                   10.750
               10/16/97                  7,500                   10.750
               10/17/97                  3,800                   10.750
               10/21/97                  2,000                   10.750
               10/22/97                  5,000                   10.750
               10/23/97                  2,500                   10.750
               10/24/97                  6,500                   10.750
               10/28/97                  5,000                   10.750
               10/29/97                  5,000                   10.750
               10/30/97                  3,000                   10.750
               10/31/97                  1,000                   10.625
               10/31/97                  4,000                   10.750
               11/04/97                    800                   10.625
               11/04/97                  2,000                   10.750
               11/05/97                 10,000                   10.750
               11/06/97                  1,500                   10.750
               11/07/97                  2,500                   10.750
               11/10/97                  3,000                   10.750
               11/11/97                  7,500                   10.750


      All of these purchases were made on the open market with the exception of the purchase on 11/05/97, which was purchased from Hollander at curent market value.

         (d) No person other than Hollander has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by HTH.

         (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER








      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

LIST OF EXHIBITS

None

      SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 20, 1997

HIGH TECHNOLOGY HOLDING, CORP.

Signature:   /s/  Milton B. Hollander
             ------------------------------
Name/Title:  Dr. Milton B. Hollander, President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 20, 1997


Signature:   /s/  Milton B. Hollander
             ------------------------------
Name/Title:  Dr. Milton B. Hollander, individually







SCHEDULE 13D
Bridgeport Machines, Inc.
Cusip No. 108228107

                                   SCHEDULE 1

      The following individuals are all of the officers and directors of HTH. Dr. Milton B. Hollander is the only controlling person of HTH:

Directors                     Address                      Current Employment
---------                     -------                      ------------------
Dr. Milton B. Hollander       2229 South Yale St.          Chairman & CEO
                              Santa Ana, CA 92704-4426     Newport Electronics, Inc.
                                                           President - HTH

Officers
--------

Dr. Milton B. Hollander       [Same as Above]              [Same as Above]
President

Ralph S. Michel               One Omega Drive              Vice President & CFO
Vice President & Secretary    Stamford, CT 06907           Omega Engineering, Inc.